Filed Pursuant to Rule 424(b)(3)
SEC File No.: 333-233911

Mosaic Acquisition Corp.. 375 Park Avenue New York, NY 10152	Vivint Smart Home, Inc. 4931 North 300 West Provo, UT 84604

SUPPLEMENT TO PROXY STATEMENT/

CONSENT SOLICITATION STATEMENT/PROSPECTUS

January 10, 2020

These supplemental disclosures (this “Supplement”) to the proxy statement/consent solicitation statement/prospectus filed by Mosaic Acquisition Corp. (“Mosaic”) with the Securities and Exchange Commission (the “SEC”) on December 26, 2019 (the “Proxy Statement/Consent Solicitation Statement/Prospectus”) are being made in response to a demand for additional information (the “Demand”) made by a self-identified shareholder of Mosaic (the “Demanding Shareholder”). Capitalized terms used but not otherwise defined in this Supplement have the meanings given to them in the Proxy Statement/Consent Solicitation Statement/Prospectus.

Mosaic and Vivint Smart Home, Inc. (“Vivint Smart Home”) believe that no further supplemental disclosure is required under applicable laws. However, to avoid the risk of the Demand delaying or adversely affecting the merger and to minimize the expense of further responses to such Demand, and without admitting any liability or wrongdoing, Mosaic and Vivint Smart Home are making certain supplemental disclosures related to the proposed merger, all of which are set forth below.

These supplemental disclosures to the Proxy Statement/Consent Solicitation Statement/Prospectus are dated January 10, 2020 and are first being mailed to our stockholders on or about January 10, 2020.

SUPPLEMENTAL DISCLOSURES

In connection with the Demand described above, Mosaic and Vivint Smart Home have agreed to make these supplemental disclosures to the Proxy Statement/ Consent Solicitation Statement/Prospectus. This supplemental information should be read in conjunction with the Proxy Statement/Consent Solicitation Statement/Prospectus, which should be read in its entirety.

The following disclosure supplements the discussion in the section entitled “The Merger—Background of the Merger” that begins on page 234 of the Proxy Statement/Consent Solicitation Statement/Prospectus.

Following completion of its initial public offering, Mosaic’s activity has been limited to the search for a prospective initial business combination. It does not expect to generate any operating revenues until the closing and completion of its initial business combination. Its only significant asset is the funds from its initial public offering held in the Trust Account, which were $353.3 million at June 30, 2019 and $354.3 million at September 30, 2019. Because of the foregoing, no projections regarding Mosaic were prepared in connection with its evaluation of the merger.

From the date of Mosaic’s IPO through September 15, 2019, representatives of Mosaic submitted indications of interest to fifteen potential acquisition targets. Each of these potential acquisition targets has business characteristics, growth prospects and management and governance teams that differ significantly from those of Vivint Smart Home. As such, the terms of those indications of interest are not comparable to the transaction terms negotiated with Vivint Smart Home, although none of those targets were considered to be a more compelling opportunity than the merger with Vivint Smart Home.

In July and August 2019, Mosaic engaged in discussions with a potential acquisition target other than Vivint Smart Home. The discussions were conducted with senior management and shareholders of the potential target and included due diligence and valuation topics. Mosaic decided not to continue those discussions because it had reached a preliminary understanding with Vivint Smart Home on the terms of a transaction and did not believe that additional discussions with the other potential acquisition target would result in a transaction that would be more compelling than the proposed transaction with Vivint Smart Home.

In the course of negotiation of the Stockholders Agreement, Mosaic and Vivint Smart Home agreed with Blackstone and Fortress that the board of directors of New Vivint Smart Home would include representatives of Blackstone and Fortress based on their relative ownership of Vivint Smart Home following the merger. In the course of those discussions, Mosaic and Vivint also considered the overall composition of the board of directors of New Vivint Smart Home following the merger and determined that in light of his prior M&A and operational experience leading a consumer-facing company, Mr. Maura should continue to serve on the board of New Vivint Smart Home following the merger. Mr. Maura will not receive compensation from New Vivint Smart Home following the merger other than compensation paid to the company’s outside directors.

In evaluating the transaction entered into on September 15, 2019 (the “original transaction”), Mosaic’s directors discussed with RBC and DB, among other things the total implied transaction value, the pro forma ownership of the post-closing company, the sources of funds for the transaction, including the private placements and the terms thereof, and the expected uses of such funds. Neither RBC nor DB provided a fairness opinion or other evaluation of the merger. DB, RBC and JPMorgan were all underwriters in connection with Mosaic’s initial public offering and as such each is entitled to a portion of the deferred underwriting discount payable upon consummation of the merger in an amount of approximately $12,075,000. Additionally, in connection with the original transaction, each of GS and MS were engaged to provide financial advice and assistance to Mosaic. Pursuant to the terms of their engagement, each of GS and MS are to receive a fee of $1,500,000 as compensation for their services, to be paid upon consummation of the merger. GS and MS are also each eligible to receive an additional fee in an amount of up to $3,000,000, with such amount to be paid solely at the discretion of Mosaic.

Following the execution of the definitive agreement for the original transaction, representatives of Mosaic and Vivint Smart Home held meetings with potential and existing investors of Mosaic. As part of those meetings, potential and existing investors of Mosaic provided feedback on, among other things, the merger and its terms, their level of interest in investing or remaining invested in Mosaic and the likelihood of their exercising their redemption rights.

The majority of the feedback received from potential and existing investors of Mosaic through early December, including feedback received following the mailing of the proxy statement/consent solicitation statement/prospectus, indicated that potential and existing investors would be unlikely to be interested in investing or remaining invested in Mosaic at a transaction enterprise value for Vivint Smart Home of $5.5 billion. A number of potential and existing investors of Mosaic did indicate that they were interested in investing or remaining invested in Mosaic at a transaction enterprise value for Vivint Smart Home of $5.5 billion but were concerned that the trading price of Mosaic common stock being near the estimated per share value of the trust account would lead to a high level of redemptions and, as a consequence, reduce the amount of cash available for repayment of Vivint Smart Home’s existing indebtedness and result in low trading liquidity following the closing of the transaction. Some of the potential and existing investors of Mosaic indicated that they did not wish to invest or remain invested in Mosaic based on, among other factors, insufficient interest in investing in the “smart home” industry, recent volatility in the public equity markets (especially with respect to technology and growth companies) and reduced appetite in new investments at year-end. Other potential and existing investors of Mosaic expressed an interest in investing or remaining invested in Mosaic but expressed a concern that the proposed transaction enterprise value should be reduced to reflect a lower multiple of Vivint Smart Home’s earnings or cash flows.

Based on the feedback received from potential and existing investors of Mosaic and Mosaic’s and Vivint Smart Home’s respective financial advisors, representatives of Mosaic and Vivint Smart Home reached agreement on an exchange ratio reflecting a revised transaction enterprise value reflecting an approximately 7.75 times multiple of estimated 2020 Adjusted EBITDA (prior to giving effect to the amended transaction) and an approximately 7.9 times multiple of estimated 2020 Adjusted EBITDA (after giving effect to the amended transaction), which would result in a significantly higher percentage of pro forma ownership for Mosaic stockholders. At the telephonic meeting of Mosaic’s board of directors on the morning of December 18, 2019, representatives of RBC reviewed the financial terms of the amended transaction with the board of directors and discussed, among other thing,s the total implied transaction value, the pro forma ownership of the post-closing company, the sources of funds for the transaction and the expected uses of such funds. Based on, among other reasons, the more favorable economic terms of the amended transaction to Mosaic stockholders, Mosaic’s board of directors unanimously declared that the merger agreement, as amended, the merger and the related transaction documentation and other transactions contemplated thereby were advisable and in the best interests of Mosaic and its stockholders.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction involving Mosaic and Vivint. Mosaic filed a registration statement on Form S-4 (as amended, the “Registration Statement”) with the SEC, which includes a proxy statement of Mosaic, a consent solicitation statement of Vivint and a prospectus of Mosaic, and each party will file or has filed other documents with the SEC regarding the proposed transaction. Beginning on December 3, 2019, a definitive proxy statement/consent solicitation statement/prospectus was sent to the stockholders of Mosaic and Vivint. As a result of amendments made to the proposed merger transaction on December 18, 2019, Mosaic filed post-effective amendments to the Registration Statement, which include an updated proxy statement/consent solicitation statement/prospectus. Beginning on December 27, 2019, an updated definitive proxy statement/consent solicitation/prospectus was sent to the stockholders of Mosaic and Vivint, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of Mosaic and Vivint are urged to carefully read the entire Registration Statement and proxy statement/consent solicitation statement/prospectus, including any post-effective amendments or updates thereto, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents (including this Supplement), because they contain important information about the proposed transaction. The documents filed by Mosaic with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Mosaic may be obtained free of charge from Mosaic at www.mosaicac.com. Alternatively, these documents, when available, can be obtained free of charge from Mosaic upon written request to Mosaic Acquisition Corp., 375 Park Avenue, New York, New York 10152, Attn: Secretary, or by calling (212) 763-0153.

PARTICIPANTS IN SOLICITATION

Mosaic, Vivint and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Mosaic, in favor of the approval of the merger. Information regarding Mosaic’s directors and executive officers is contained in Mosaic’s Annual Report on Form 10-K for the year ended December 31, 2018 and its Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2019, June 30, 2019 and September 30, 2019, which are filed with the SEC. Information regarding Vivint’s directors and executive officers (who serve in equivalent roles at APX Group Holdings, Inc.) is contained in APX Group Holdings, Inc. Annual Report on Form 10-K/A for the year ended December 31, 2018 and its Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2019, June 30, 2019 and September 30, 2019, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Registration Statement and the proxy statement/consent solicitation statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

FORWARD LOOKING STATEMENTS

This communication contains, and oral statements made from time to time by our representatives may contain, forward-looking statements including, but not limited to, Mosaic’s and Vivint’s expectations or predictions of future conditions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning our possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in Mosaic’s Registration Statement under “Risk Factors” and Form 10-K for the year ended December 31, 2018 under “Risk Factors” in Part I, Item 1A. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and Mosaic and Vivint believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither Mosaic nor Vivint is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Mosaic has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in the Registration Statement and reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the merger; delay in closing the merger; failure to realize the benefits expected from the proposed transaction; the effects of pending and future legislation; risks related to disruption of management time from ongoing business operations due to the proposed transaction; business disruption following the transaction; risks related to Mosaic’s or Vivint’s indebtedness; other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms; risks of the smart home and security industry, including risks of and publicity surrounding the sales, subscriber origination and retention process; the highly competitive nature of the smart home and security industry and product introductions and promotional activity by competitors; litigation, complaints, product liability claims and/or adverse publicity; cost increases or shortages in smart home and security technology products or components; the introduction of unsuccessful new smart home services; privacy and data protection laws, privacy or data breaches, or the loss of data; the impact of the Vivint Flex Pay plan to Vivint’s business, results of operations, financial condition, regulatory compliance and customer experience; and Vivint’s ability to successfully compete in retail sales channels.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Mosaic’s and Vivint’s control. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Mosaic and Vivint, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Mosaic and is not intended to form the basis of an investment decision in Mosaic. All subsequent written and oral forward-looking statements concerning Mosaic and Vivint, the proposed transaction or other matters and attributable to Mosaic and Vivint or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

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